UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 18)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

Tax-Free Fixed Income Fund II For Puerto Rico Residents, Inc.

(Name of Registrant as Specified in its Charter)

Ocean Capital LLC
WILLIAM Heath Hawk

Roxana Cruz-Rivera
JosE R. Izquierdo II

BRENT D. ROSENTHAL

Ethan A. Danial

(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
☐	Fee paid previously with preliminary materials.

2022 ANNUAL MEETING OF SHAREHOLDERS OF
Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc.

AMENDMENT NO. 18 TO PROXY STATEMENT
OF
OCEAN CAPITAL LLC

annual meeting of shareholders

scheduled to be held on June 12, 2025

Please vote the BLUE Proxy Card to elect our slate of highly-qualified nominees and for our proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without shareholder approval subsequent to December 30, 2021.

Please sign, date and mail the enclosed BLUE Proxy Card today!

Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital,” “we,” “us” or “ours”), is filing this amendment (this “Amendment”) to its definitive proxy statement dated January 7, 2022 (as amended by Amendment No. 1 dated February 3, 2022, Amendment No. 2 dated March 22, 2022, Amendment No. 3 dated May 12, 2022, Amendment No. 4 dated June 14, 2022, Amendment No. 5 dated August 2, 2022, Amendment No. 6 dated September 27, 2022, Amendment No. 7 dated December 19, 2022, Amendment No. 8 dated March 14, 2023, Amendment No. 9 dated June 6, 2023, Amendment No. 10 dated August 7, 2023, Amendment No. 11 dated November 7, 2023, Amendment No. 12 dated January 18, 2024, Amendment No. 13 dated April 24, 2024, Amendment No. 14 dated July 23, 2024, Amendment No. 15 dated October 24, 2024, Amendment No. 16 dated December 27, 2024 and Amendment No. 17 dated January 24, 2025, the “Proxy Statement”) in connection with the election of our four nominees, Roxana Cruz-Rivera, José R. Izquierdo II, Brent D. Rosenthal and Ethan A. Danial, to serve on the board of directors (the “Board”) of Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc. (the “Fund”) and our proposal to repeal any provision of, or amendment to, the Fund’s bylaws (the “Bylaws”) adopted by the Board without shareholder approval subsequent to December 30, 2021 (i.e., the date of our nomination notice to the Fund), each at the 2022 annual meeting of shareholders (the “2022 Annual Meeting”).

THE PROXY STATEMENT, AS AMENDED BY THIS AMENDMENT, RELATES ONLY TO THE FUND’S 2022 ANNUAL MEETING AND NOT TO THE FUND’S 2024 ANNUAL MEETING OF SHAREHOLDERS (THE “2024 ANNUAL MEETING”). For more information about the Fund’s 2024 Annual Meeting, which was initially scheduled to be held on January 16, 2024, has since been adjourned, and is now scheduled to be held on July 17, 2025, please refer to Ocean Capital’s proxy statement filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2024, as amended by amendments filed on January 18, 2024, April 24, 2024, July 23, 2024, October 24, 2024, December 27, 2024, January 24, 2025 and April 28, 2025 and as may be further amended from time to time.

According to the Fund’s Amendment No. 20 to its definitive proxy statement filed with the SEC on April 25, 2025, the Fund reconvened and then adjourned the 2022 Annual Meeting for an eighteenth time without transacting any other business on April 24, 2025. The 2022 Annual Meeting will be held virtually at 11:30 a.m. Atlantic Standard Time (11:30 a.m. Eastern Daylight Time) on June 12, 2025.

According to the Fund’s proxy statement, any shareholder of record wishing to participate in the 2022 Annual Meeting must register at https://viewproxy.com/UBSPuertoRico/broadridgevsm/ no later than 5:00 p.m. Atlantic Standard Time (5:00 p.m. Eastern Daylight Time) on June 10, 2025. According to the Fund’s proxy statement, Broadridge will then e-mail you the meeting login information and instructions for attending and voting at the 2022 Annual Meeting. Shareholders whose shares are held in “street name” must obtain legal proxies from their brokers, banks, trust companies or other nominees and follow the link above to register their shares, in order to participate in the 2022 Annual Meeting.

WE URGE YOU TO VOTE ON OUR BLUE PROXY CARD FOR THE ELECTION OF OUR NOMINEES AND FOR THE PROPOSAL TO REPEAL ANY PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT SHAREHOLDER APPROVAL SUBSEQUENT TO DECEMBER 30, 2021.

According to the Fund’s Amendment No. 20 to its definitive proxy statement, the record date for the adjourned 2022 Annual Meeting remains December 8, 2021. Shareholders who have already voted do not need to recast their votes unless they wish to change their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Shareholders who have not already voted are encouraged to do so promptly using the instructions provided in their voting instruction form or proxy card.

REVOCATION OF PROXIES

If you are a shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the 2022 Annual Meeting. Proxies may be revoked by any of the following actions:

●	signing, dating and returning the enclosed BLUE Proxy Card (the latest dated proxy is the one that counts);

●	submitting a proxy with new voting instructions using the internet or telephone voting system as indicated on the BLUE Proxy Card;

●	delivering a written notice of revocation or a later dated proxy for the 2022 Annual Meeting to Ocean Capital LLC, c/o Sodali & Co, 430 Park Avenue, 14th Floor, New York, NY 10022, or to the secretary of the Fund; or

●	registering for, attending and voting at the 2022 Annual Meeting (although attendance at the 2022 Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the 2022 Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the 2022 Annual Meeting WILL NOT be sufficient to revoke your prior given proxy. You must have written authority from the record owner (e.g., by obtaining a legal proxy) to vote your shares held in its name at the 2022 Annual Meeting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Shareholders can obtain copies of Ocean Capital’s definitive proxy statement, any amendments or supplements to the proxy statement, and other documents filed by Ocean Capital with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Sodali & Co, at the address and telephone numbers set forth below. Additionally, if you are a fund advisor with clients who wish to vote for our nominees by voting on the BLUE Proxy Card, please contact our proxy solicitor for assistance.

430 Park Avenue, 14th Floor

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

Email: ocean@investor.sodali.com

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